 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 3Q19 Reported Gross Bookings Up 8% year-over-year and 26% on an FX Neutral Basis

WILMINGTON, Del.--(BUSINESS WIRE)--November 7, 2019--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced unaudited results for the three- and nine-months ended September 30, 2019. Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles.

Third Quarter 2019 Key Financial and Operating Highlights

(For definitions see page 9)

  Gross bookings reached $1.2 billion, a year-over-year (YoY) increase of 26% on an FX neutral basis (up 8% YoY as reported)
    Excluding Argentina, gross bookings rose 14% YoY
  Revenues totaled $132.0 million, up 19% on an FX neutral basis (+9% YoY as reported)
  Transactions and Room Nights up 5% and 5% YoY, respectively.
    Excluding Argentina, transactions increased 7% and Room Nights grew 10% YoY
  Share of mobile transactions up 418 basis points (bps) YoY, accounting for 39% of total transactions
  Net Promoter Score (NPS) up 150 bps YoY
  Packages, Hotels and Other Travel Products accounted for 61% of total revenue, up 288 bps when compared to 3Q18
  Adjusted EBITDA of $9.4 million compared to $14.5 million in 3Q18. Excluding a one-time severance payment in 3Q18, Adjusted EBITDA would have declined 39%
  Operating cash flow of $25.6 million in 3Q19, compared to use of cash of $26.7 million in 3Q18
  Repurchased $42.2 million in shares year-to-date, including $39.3 million repurchased in 3Q19. The latter includes $21.6 million from the $100 million share repurchase program approved on August 1, 2019 and $20.7 million from the former program

Key Recent Business Events

  On October 29, 2019 announced a 10-year Exclusive Agreement with Industrial and Commercial Bank of China Limited to launch a co-branded credit card in Argentina in partnership with Mastercard. Agreement to support the future launch of our loyalty program in Argentina in 2020
  On October 24, 2019 announced API Connectivity Agreement with Ctrip, which will allow the integration of Despegar’s direct accommodation offering in Latin America with Ctrip’s platform. Strong first step to sell our products to largest and fastest growing travel market through Crip, the leading Chinese OTA.

Message from CEO

Commenting on the Company’s results, Damian Scokin, CEO stated, “With Gross Bookings increasing 26% on an FX neutral basis coupled with a 26% increase in package transactions we are encouraged by the performance we were able to deliver during 3Q19. The quarter’s results also reflect the success of our re-branding campaign launched in 2Q19 as we gained market share in what has remained a challenging environment in some of our key markets. Additionally, with the costs and near-term impacts associated with the re-branding campaign behind us, we are back on track reporting positive EBITDA.

As the leading OTA in Latin America we are the partner of choice and have recently signed commercial and co-branding agreements with best-in-class international companies that will both expand our potential customer base as well as provide more products for our customers.

Our business generated solid cash flow from operations and overall, we maintain a healthy financial position. To that end, we took steps to generate value for shareholders and repurchased $39.3 million of our outstanding shares in the quarter for a total of $42.2 million year to date. While we continue to review and prioritize our capital needs, we remain committed to making the required investments in our Company to help position us for long-term success.

Looking towards the next few months, we continue to monitor the macro environment in the region, and remain encouraged with the company´s market outperformance. Further ahead, we remain confident that our strategic investments and new partnerships are establishing a solid foundation and creating further differentiation to deliver profitable growth.”

Operating and Financial Metrics Highlights

(In millions, except as noted)
	3Q19	3Q18	% Chg
Operating metrics
Number of transactions	2.7	2.6	5%
Gross bookings	1,177.7	$1,092.3	8%
Mix of mobile transactions	39%	35%	+418 bps
Financial metrics
Revenues	$132.0	$121.2	9%
Air	$51.2	$50.5	1%
Packages, Hotels & Other Travel Products	$80.9	$70.8	14%
Net income (loss)	($3.7)	($1.5)	150%
Adjusted EBITDA	$9.4	$14.5	(35%)
One-time Items
One time severance expense (G&A)		$0.8
Adjusted EBITDA (Excl. One-time items)	$9.4	$15.3	(39%)

Overview of Third Quarter 2019 Results

Key Operating Metrics
(In millions, except as noted)
	3Q19		3Q18		% Chg
	$	% of total	$	% of total
Gross Bookings	$1,177.7		$1,092.3		8%
Average selling price (ASP) (in $)	$433		$421		3%
Number of Transactions by Segment & Total
Air	1.6	58%	1.5	58%	5%
Packages, Hotels & Other Travel Products	1.1	42%	1.1	42%	5%
Total Number of Transactions	2.7	100%	2.6	100%	5%

Despegar continued to invest in driving share gains across its key markets during 3Q19 driven by continued investments, including heightened visibility from the successful rebranding campaign implemented in the prior quarter. Share gains were principally led by Brazil and Mexico further supported by other key markets.

Results for the quarter include three-months of operations from Viajes Falabella in Chile, Argentina and Peru and two months of operations in Colombia.

Transactions rose 5% YoY to 2.7 million in 3Q19, and FX neutral gross bookings increased 26% YoY. As reported gross bookings increased 8% YoY to $1,177.7 million in 3Q19 and were up 14% excluding Argentina. This performance was significantly better than the single digit contraction experienced by the air travel industry in Latin America in the third quarter in terms of gross bookings. This industry contraction is mostly explained by the macro volatility and currency depreciation experienced in the Company’s key markets, particularly Argentina and to a lesser extent Brazil.

The Company’s business is organized into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (the bundling of two or more products together which can include airline tickets and hotel rooms), as well as stand-alone sales of accommodations (including hotels and vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.

The share of higher-margin Packages, Hotels and Other Travel Products transactions in 3Q19 remained flat YoY at 42% of total transactions but improved from the 40% reported in 2Q19.

Reflecting sustained investments in Customer Service to enhance customer satisfaction, a key strategic priority, NPS in 3Q19 increased 150 basis points YoY.

The average selling price (“ASP”) in 3Q19 increased 21% YoY on an FX neutral basis and 3% on a reported basis to $433 per transaction. This was largely driven by: i) a product mix-shift to higher priced packages; ii) the positive impact from the acquisition of Viajes Falabella which contributed with a large share of higher-priced tourist packages, and iii) increased ASPs in Brazil triggered by higher air-domestic tariffs resulting from the industry contraction following Avianca Brasil’s suspension of operations in the prior quarter.

Despegar continues to drive mobile transaction growth, with total downloads exceeding 57 million at quarter end 3Q19. The number of mobile transactions increased 418 basis points YoY, with 39% of all transactions completed on the mobile platform.

Geographic Breakdown

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
3Q19 vs. 3Q18 - As Reported

	Argentina	Brazil	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(4%)	3%	12%	5%
Gross Bookings	(11%)	15%	13%	8%
ASP ($)	(8%)	11%	1%	3%
Revenues				9%
Gross Profit				6%
3Q19 vs. 3Q18 - FX Neutral Basis

	Argentina	Brazil	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(4%)	3%	12%	5%
Gross Bookings	47%	19%	21%	26%
ASP ($)	52%	16%	8%	21%
Revenues				19%
Gross Profit				9%

During 3Q19, Brazil, Despegar´s most relevant market, accounting for 39% of total orders, reported a YoY increase of 3% in transactions. Gross bookings rose 19% YoY on an FX neutral basis, and 15% as reported. Reported ASPs increased 11% YoY (+16% FX neutral) as package transactions grew 21%. Additionally, ASPs increased due to the capacity contraction following Avianca Brasil’s suspension of operations which triggered an increase in air-domestic tariffs. Continued YoY mix-shift from domestic to international travel this quarter also contributed to higher ASPs.

Argentina remains impacted by adverse macro conditions with annualized inflation at 54% and 36% currency depreciation. These factors led to a 4% decline in transactions, explained by a decrease in international travel. On an FX neutral basis, gross bookings increased 47% YoY and ASPs rose 52%. On a reported basis, gross bookings and ASPs in Argentina decreased YoY by 11% and 8%, respectively.

Across the Rest of Latin America, Despegar reported an increase of 12% in transactions and 13% in gross bookings, while ASPs grew 1% year-over-year to $434 reflecting growth in packages across the region including the contribution of high-margin packages from the Viajes Falabella acquisition. On an FX neutral basis, gross bookings rose 21%, while ASPs grew 8%.

Revenue

Revenue Breakdown[1]

	3Q19		3Q18		% Chg
	$	% of total	$	% of total
Revenue by business segment (in $Ms)
Air	$51.2	39%	$50.5	42%	1%
Packages, Hotels & Other Travel Products	$80.9	61%	$70.8	58%	14%
Total revenue	$132.0	100%	$121.2	100%	9%
Revenue per transaction (in $)
Air	$32.3		$33.4		(3%)
Packages, Hotels & Other Travel Products	$71.1		$65.2		9%
Total revenue per transaction	$48.5		$46.7		4%

Total revenue margin	11.2%		11.1%		+11 bps
1. Net of sales tax

Revenues increased YoY by 19% on an FX neutral basis in 3Q19. As reported revenues, increased 9% to $132.0 million, from $121.2 million in 3Q18, reflecting solid growth in Packages, Hotels & Other Travel Products. Revenue margin increased 11 basis points YoY, to 11.2% in the quarter driven by growth in transactions in higher-margin stand-alone Packages, the initial benefits from the initiatives implemented in the prior quarter and the positive impact from Viajes Falabella. This more than offset: i) reductions in customer fees and discounts in package transactions to support market share growth; and ii) a reduction in air supplier volume bonuses.

  Air segment revenue was $51.2 million in 3Q19, increasing 1% year-over-year from $50.5 million in the year-ago quarter. Transactions were up 5% year-on-year resulting in market share gains in the air segment. Higher ASPs in Brazil, were partially offset by several factors, including: i) lower ASPs in Argentina mainly from FX depreciation; and ii) lower supplier volume bonuses reflecting lower demand. As a result, revenue per transaction declined 3% YoY.
  Packages, Hotels & Other Travel Products segment revenue increased 14% in 3Q19 to $80.9 million, from $70.8 million in the year-ago quarter. Transactions increased 5% YoY. Revenues per transaction increased 9%, as growth in stand-alone packages more than offset the impact from the FX translation and package discounts. The Packages, Hotels and Other Travel Products segment increased 290 bps YoY to 61% of total revenue in 3Q19.

Cost of Revenue and Gross Profit

Cost of Revenue and Gross Profit
(In millions, except as noted)
	3Q19	3Q18	% Chg
Revenue	$132.0	$121.2	9%
Cost of Revenue	$42.6	$36.7	16%
% of revenues	32.3%	30.2%	+201 bps
Gross Profit	$89.5	$84.6	6%
Gross Profit Margin	67.7%	69.8%	(201) bps

Cost of revenue, which mainly consists of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses, increased 16% YoY to $42.6 million in 3Q19 from $36.7 million in 3Q18. As a percentage of revenue, cost of revenue increased 201 basis points to 32% from 30% in the year ago quarter.

The absolute year-on-year increase in cost of revenue was primarily driven by higher installment plan costs reflecting higher interest rates and increased availability of installments in Argentina. Additionally, credit card merchant fee expense increased reflecting a higher mix of transactions. This was partially offset by a decline in fulfillment costs due to efficiency gains.

On an FX neutral basis, gross profit increased 9% to $92.4 million. As reported gross profit increased 6% YoY to $89.5 million in 3Q19.

Operating Expenses

Operating Expenses
(In millions, except as noted)
	3Q19	3Q18	% Chg
Selling and marketing	$46.7	$41.6	12%
% of revenues	35.3%	34.3%	+105 bps
General and administrative	$25.1	$17.1	46%
% of revenues	19.0%	14.1%	+487 bps
Technology and product development	$17.9	$16.8	7%
% of revenues	13.6%	13.9%	(30) bps
Total operating expenses	$89.7	$75.5	19%
Total operating expenses as a % of revenues	67.9%	62.3%	+562 bps
One-time Items
One time severance expense		$0.8
General and administrative (Excl. One-time items)	$25.1	$16.3	54%
% of revenues	19.0%	13.5%	+553 bps
Total operating expenses (Excl. One-time items)	$89.7	$74.7	20%
Total operating expenses as a % of revenues (Excl. One-time items)	67.9%	61.6%	+628 bps

Total operating expenses in 3Q19 increased 19% YoY to $89.7 million. Excluding Viajes Falabella, expenses grew 8%. This increase is associated with several projects underway such as; call center improvements including customer care automation and development of the loyalty program, among others. Excluding one-time severance costs in 3Q18 and Viajes Falabella´s contribution this quarter, operating expenses in 3Q19 increased 9% YoY to $81.5 million.

As a percentage of revenues, operating expenses excluding one-time items and Viajes Falabella, increased 507 basis points to 66.7% in 3Q19 from 61.6% in 3Q18.

  Selling and marketing (S&M) expenses rose 12% YoY to $46.7 million. Excluding Viajes Falabella, the S&M expenses would have been $42.8 million, which represent an increase of 3%. Despegar standalone expenses increase was related to telesales and affiliates and were partially offset by efficiencies gained in Direct Marketing. Viajes Falabella´s $3.8 million S&M expenses, include the operational costs of its stores and telesales operations. Ex-Viajes Falabella, and on a per transaction basis, S&M remained flat at $16.0 per transaction in 3Q18. By contrast, as a percentage of revenues, S&M expenses of Despegar standalone increased 74 basis points to 35.0% in 3Q19, from 34.3% in 3Q18.
  General and administrative (G&A) expenses increased 46% YoY to $25.1 million, from $17.1 million in the same quarter last year. Of this amount, Viajes Falabella accounted for $3 million. Excluding $0.8 million in severance paid in 3Q18 and Viajes Falabella´s contribution, comparable G&A would have increased 35% YoY to $22.0 million in 3Q19, reflecting the impact of export rights tax on services introduced in Argentina in January 2019 equivalent to $ 1.9 million, and a $1.7 million increase in stock-based compensation. This was partially offset by a reduction in personnel expenses from the translation impact of FX depreciation in Argentina. Excluding Viajes Falabella and the one-time severance cost, G&A as a percentage of revenues, increased 456 basis points to 18.0% in 3Q19 from 13.5% in 3Q18.
  Technology and product development expenses increased 7% to $17.9 million in 3Q19 compared to $16.8 million in 3Q18 reflecting the inclusion of Viajes Falabella. Considering Despegar standalone costs, technology and content costs declined 1%. An increase in cloud sourcing expenses and in personnel expenses due to an 11% increase in headcount as the Company continues to introduce new services and functionalities on its platform has been largely offset by higher capitalization of these costs aligned to industry standards. As a percentage of revenue and excluding Viajes Falabella, technology and product expenses declined by 23 basis points YoY to 13.6% reflecting higher cost dilution in the quarter.

Financial Income/Expenses

In the third quarter of 2019, the Company reported a net financial expense of $3.6 million compared to $11.0 million in 3Q18. The decrease was primarily due to lower foreign exchange losses generated by currency devaluation in Argentina, Brazil and Mexico in 3Q19 vis-à-vis 3Q18, given the sharp devaluation in emerging market currencies experienced in 3Q18. Savings were partially offset by higher credit card receivable factoring expenses in Brazil as a result of the increase in the discounted amounts.

Income Taxes

The company reported an income tax benefit of $0.2 million in 3Q19, compared to a benefit of $0.5 million in 3Q18. The effective tax rate in 3Q19 was 4%, compared to 25% in 3Q18. The variation is mainly driven by the recognition of deferred tax allowances in certain subsidiaries and the reversal of a tax contingency due to the expiration of the statute of limitations.

Adjusted EBITDA & Margin

Adjusted EBITDA Reconciliation & Adjusted EBITDA Margin
(In millions, except as noted)
	3Q19	3Q18	% Chg
Net income/ (loss)	($3.7)	($1.5)	150%
Add (deduct):
Financial expense, net	$3.6	$11.0	(67%)
Income tax expense	($0.2)	($0.5)	(69%)
Depreciation expense	$2.0	$1.3	52%
Amortization of intangible assets	$4.2	$2.7	53%
Share-based compensation expense	$3.4	$1.4	143%
Adjusted EBITDA	$9.4	$14.5	(35%)
Adjusted EBITDA Margin	7.1%	12.0%	(485) bps
One-time Items	–
One time severance expense		$0.8
Adjusted EBITDA (Excl. One-time items)	$9.4	$15.3	(39%)
Adjusted EBITDA Margin (Excl. One-time items)	7.1%	12.6%	(551) bps

Reported Adjusted EBITDA was $9.4 million in 3Q19 compared to a $14.5 million in 3Q18. This resulted in an Adjusted EBITDA margin of 7.1% for 3Q19, compared with 12.0% in the same quarter last year. On a sequential basis, this was an improvement from the negative 6.4% Adjusted EBITDA margin reported in 2Q19 which was mainly impacted from one-time costs associated with the rebranding campaign implemented in that period and to a lesser extent to the suspension of operations of Avianca Brasil along with weak macro conditions in Argentina.

Year-on-year comparable Adjusted EBITDA performance mainly reflects the challenging macro environment in Argentina and to a lesser extent in Brazil, primarily resulting in higher year-on-year price discounts in packages to support top line growth, and lower fees from lodging and car rental transactions. Higher installment expense to drive top line growth in addition to higher credit card processing fees also impacted Adjusted EBITDA margin. Excluding a $0.8 million one-time severance payment in 3Q18, comparable Adjusted EBITDA would have decreased 39% to $9.4 million in 3Q19, from $15.3 million in the prior year quarter.

Balance Sheet and Cash Flow

The Company’s cash and treasury operations are managed locally while subsidiaries’ dividends are paid directly to Despegar in Delaware, U.S. Additionally, Despegar’s cash balance is held in US dollars in the US and UK. Despegar minimizes its foreign currency exposures by managing natural hedges, netting its current assets and current liabilities in similarly denominated foreign currencies, and managing short term loans and investments for hedging purposes.

Cash and cash equivalents, including restricted cash, at September 30, 2019 was $300.1 million. During the quarter, cash and cash equivalents decreased by $22.1 million, while the total debt balance decreased $0.8 million. Additionally, during the quarter, the Company repurchased $39.3 million in shares under previously announced share buyback program.

Despegar reported cash generation from operating activities of $25.6 million compared to a use of cash of $26.7 million in 3Q18. This cash generation mainly resulted from a decrease in the Company’s credit card receivable balance driven by Brazil, Chile and Ecuador due to better collecting conditions, an increase in Tourist Payables due to higher sales and a decrease in other assets and prepaid expenses driven by a drop in advances to suppliers.

During 3Q19, the Company’s capital expenditures were $5.9 million compared to $3.7 million during the same quarter in the prior year. Funds were primarily invested in software and website development.

Subsequent Events

Despegar Announces API Connectivity Agreement with Ctrip

On October 24, 2019, Despegar announced it has signed an API (Application-Programming Interface), Connectivity Agreement with Ctrip.com International, Ltd. (Nasdaq: CTRP) ("Ctrip"), a leading provider of online travel and related services. With this Agreement, Despegar will make available to Ctrip its direct accommodation inventory in Latin America utilizing its API which will be available across Ctrip’s associated brands through its mobile apps and internet websites.

Despegar Signs 10-year Exclusive Regional Cobrand Agreement with ICBC and Mastercard

On October 29, 2019, Despegar signed a 10-year exclusive agreement with Industrial and Commercial Bank of China Limited (“ICBC”) to launch a co-branded credit card in Argentina in partnership with Mastercard.

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the Net financial income/(expense) line of the income statement instead of Other comprehensive income.

3Q19 Earnings Conference Call

When:	8:00 a.m. Eastern time, November 7, 2019

Who:	Mr. Damián Scokin, Chief Executive Officer Mr. Alberto López-Gaffney, Chief Financial Officer Ms. Natalia Nirenberg, Investor Relations

Dial-in: 1-844-750-4865 (U.S. domestic); 1-412-317-5275 (International)

Webcast:	CLICK HERE

Definitions and concepts

Average Selling Price (ASP): reflects gross bookings divided by the total number of transactions.

Gross Bookings: Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors gross bookings as an important indicator of its ability to generate revenue.

Foreign Exchange (“FX”) Neutral calculated by using the average monthly exchange rate of each month of 2018 and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effect such as local currency inflation effects.

Number of Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike gross bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Revenue: The Company reports its revenue on a net basis, and in some cases on a gross basis, deducting cancellations and amounts that it collects as sales taxes. Despegar derives substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform. To a lesser extent, Despegar also derives revenue from the sale of third-party advertisements on its websites and from certain suppliers when their brands appears in the Company advertisements in mass media.

Revenue Margin: calculated as revenue divided by gross bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Bookings for vacation and leisure travel are generally higher during the fourth quarter, although to date and prior to the revenue recognition change beginning in the first quarter of 2018, the Company has recognized more revenue associated with those bookings in the fourth quarter of each year. Latin American travelers, particularly leisure travelers, who are Despegar’s primary customers, tend to travel most frequently at the end of the fourth quarter and during the first quarter of each year.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 512,000 accommodation options, as well as approximately 1,190 car rental agencies and approximately 326 destination services suppliers with more than 5,690 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month period ended September 30, 2019 (in thousands U.S. dollars, except as noted)

	3Q19	3Q18	% Chg
Revenue	$132,048	$121,247	9%
Cost of revenue	42,591	36,673	16%
Gross profit	89,457	84,574	6%
Operating expenses
Selling and marketing	46,656	41,572	12%
General and administrative	25,090	17,130	46%
Technology and product development	17,922	16,821	7%
Total operating expenses	89,668	75,523	19%

Operating income	(211)	9,051	(102%)
Net financial income (expense)	(3,627)	(11,026)	(67%)
Net income before income taxes	(3,838)	(1,975)	94%
Income tax expense	(154)	(501)	(69%)
Net income	(3,684)	(1,474)	150%

Basic EPS (in $)	(0.05)	(0.02)	149%
Diluted EPS (in $)	(0.05)	(0.02)	144%

Basic shares weighted average[1]	69,503	69,193
Diluted shares weighted average[1]	70,754	69,193
As a % of Revenues
Cost of revenue	32.3%	30.2%	+201 bps
Gross profit	67.7%	69.8%	(201) bps
Operating expenses
Selling and marketing	35.3%	34.3%	+105 bps
General and administrative	19.0%	14.1%	+487 bps
Technology and product development	13.6%	13.9%	(30) bps
Total operating expenses	67.9%	62.3%	+562 bps
Operating income	-0.2%	7.5%	(762) bps
Net income before income taxes	-2.9%	-1.6%	(128) bps
Net income	-2.8%	-1.2%	(157) bps
1. In thousands

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	Pro Forma
	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19
FINANCIAL RESULTS
Revenue	$124,999	$123,462	$131,468	$144,011	$148,593	$128,259	$121,247	$132,515	$133,114	$114,087	$132,048
Revenue Recognition Adjustment	($3,321)	($59)	$1,310	$7,578
Cost of revenue	31,140	35,087	37,869	38,383	43,646	42,088	36,673	49,703	45,245	40,342	42,591
Gross profit	90,538	88,316	94,909	113,206	104,947	86,171	84,574	82,812	87,869	73,745	89,457
Operating expenses
Selling and marketing	35,546	43,289	41,097	46,356	46,410	43,450	41,572	42,925	40,933	50,701	46,656
General and administrative	18,869	18,618	15,318	19,821	15,888	16,986	17,130	17,599	20,638	21,254	25,090
Technology and product development	15,408	17,644	18,907	19,349	19,225	18,732	16,821	16,376	18,713	18,077	17,922
Total operating expenses	69,823	79,551	75,322	85,526	81,523	79,168	75,523	76,900	80,284	90,032	89,668

Operating income	20,715	8,765	19,587	27,680	23,424	7,003	9,051	5,912	7,585	(16,287)	(211)
Net financial income (expense)	(6,156)	(1,611)	(2,880)	(6,232)	(2,831)	(5,292)	(11,026)	(18)	(5,220)	(1,663)	(3,627)
Net income before income taxes	14,559	7,154	16,707	21,448	20,593	1,711	(1,975)	5,894	2,365	(17,950)	(3,838)
Adj. Net Income tax expense	2,418	4,254	4,373	2,617	4,235	471	(501)	2,864	479	(1,483)	(154)
Income tax expense	2,486	3,806	4,190	1,512	4,235	471	(501)	2,864	479	(1,483)	(154)
Adjustment	$68	($448)	($183)	($1,105)
Net income /(loss)	12,141	2,900	12,334	18,831	16,358	1,240	(1,474)	3,030	1,886	(16,467)	(3,684)
Adjusted EBITDA	$24,751	$13,096	$24,337	$32,678	$27,284	$11,972	$14,520	$13,868	$15,182	($7,323)	$9,410

KEY METRICS
Operational
Gross bookings	$1,019,102	$1,061,026	$1,116,022	$1,258,398	$1,231,496	$1,184,355	$1,092,287	$1,207,186	$1,157,512	$1,118,134	$1,177,728
- YoY growth	54%	40%	32%	26%	21%	12%	(2%)	(4%)	(6%)	(6%)	8%
Number of transactions	2,129	2,210	2,298	2,419	2,514	2,607	2,596	2,676	2,652	2,448	2,723
- YoY growth	30%	30%	25%	19%	18%	18%	13%	11%	5%	(6%)	5%
Air	1,246	1,325	1,328	1,386	1,362	1,513	1,512	1,557	1,517	1,459	1,586
- YoY growth	34%	31%	22%	13%	9%	14%	14%	12%	11%	(4%)	5%
Packages, Hotels & Other Travel Products	883	885	970	1,033	1,152	1,094	1,085	1,119	1,135	989	1,137
- YoY growth	25%	27%	29%	27%	30%	24%	12%	8%	(1%)	(10%)	5%
Revenue per transaction	$57.2	$55.8	$57.8	$62.7	$59.1	$49.2	$46.7	$49.5	$50.2	$46.6	$48.5
- YoY growth					3%	(12%)	(18%)	(21%)	(15%)	(5%)	4%
Air	$45.6	$45.2	$44.3	$47.7	$44.7	$35.1	$33.4	$32.3	$32.8	$32.5	$32.3
- YoY growth					(2%)	(22%)	(25%)	(32%)	(27%)	(8%)	(3%)
Packages, Hotels & Other Travel Products	$73.5	$71.8	$76.2	$82.7	$76.2	$68.6	$65.2	$73.5	$73.5	$67.5	$71.1
- YoY growth					4%	(4%)	(14%)	(11%)	(4%)	(2%)	9%
ASPs	$479	$480	$486	$520	$490	$454	$421	$451	$436	$457	$433
- YoY growth	18%	8%	6%	6%	2%	(5%)	(13%)	(13%)	(11%)	1%	3%

Net income/ (loss)	$12,141	$2,900	$12,334	$18,831	$16,358	$1,240	($1,474)	$3,030	$1,886	($16,467)	($3,684)
Add (deduct):
Financial expense, net	6,156	1,611	2,880	6,232	2,831	5,292	11,026	18	5,220	1,663	3,627
Income tax expense	2,418	4,254	4,373	2,617	4,235	471	(501)	2,864	479	(1,483)	(154)
Depreciation expense	1,343	1,362	1,337	1,033	859	1,475	1,338	1,676	845	2,683	2,036
Amortization of intangible assets	1,517	2,039	2,454	2,741	2,018	2,228	2,738	3,156	3,753	3,089	4,195
Share-based compensation expense	1,176	930	959	1,224	983	1,266	1,393	3,124	2,999	3,192	3,390
Adjusted EBITDA	$24,751	$13,096	$24,337	$32,678	$27,284	$11,972	$14,520	$13,868	$15,182	($7,323)	$9,410

Unaudited Consolidated Balance Sheets as of September 30, 2019 (in thousands U.S. dollars, except as noted)

	As of September 30, 2019	As of June 30, 2019
ASSETS
Current assets
Cash and cash equivalents	$295,671	$317,522
Restricted cash and cash equivalents	$4,438	$4,711
Accounts receivable, net of allowances	$198,822	$239,705
Related party receivable	11,499	7,396
Other current assets and prepaid expenses	70,298	60,065
Total current assets	580,728	629,399
Non-current assets
Other Assets	15,976	17,241
Restricted cash and cash equivalents	–	–
Right of use	8,540	8,589
Property and equipment net	20,842	21,102
Intangible assets, net	49,332	45,832
Goodwill	50,535	49,319
Total non-current assets	145,225	142,083
TOTAL ASSETS	725,953	771,482
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	51,219	49,253
Travel suppliers payable	186,481	186,645
Related party payable	76,875	79,664
Loans and other financial liabilities	17,998	18,839
Deferred Revenue	8,872	8,941
Other liabilities	52,774	49,871
Contingent liabilities	4,696	5,616
Lease liabilities	3,377	3,455
Total current liabilities	402,292	402,284
Non-current liabilities
Other liabilities	225	451
Contingent liabilities	102	1,807
Lease liabilities	4,663	4,368
Related party liability	125,000	125,000
Total non-current liabilities	129,990	131,626
TOTAL LIABILITIES	532,282	533,910

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	259,816	259,741
Additional paid-in capital	326,646	323,331
Other reserves	(728)	(728)
Accumulated other comprehensive income	69	4,378
Accumulated losses	(323,865)	(320,182)
Treasury Stock	(68,267)	(28,968)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	193,671	237,572
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	725,953	771,482

Unaudited Statements of Cash Flows for the three-month period ended September 30, 2019 and 2018

(in thousands U.S. dollars, except as noted)

	3 months ended September 30,
	2019	2018
Cash flows from operating activities
Net income	($3,684)	($1,474)
Adjustments to reconcile net income to net cash flow from operating activities
Unrealized foreign currency translation losses	7,757	249
Depreciation expense	2,037	1,338
Amortization of intangible assets	4,195	2,738
Disposals of property and equipment	–	–
Stock based compensation expense	3,390	1,393
Interest and penalties	316	597
Income taxes	(1,508)	(1,720)
Allowance for doubtful accounts	865	–
Provision / (recovery) for contingencies	(484)	(182)
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable, net of allowances	28,531	3,116
(Increase) / Decrease in related party receivables	(4,110)	(512)
(Increase) / Decrease in other assets and prepaid expenses	(12,050)	(18,197)
Increase / (Decrease) in accounts payable and accrued expenses	2,922	712
Increase / (Decrease) in travel suppliers payable	278	(8,925)
Increase / (Decrease) in other liabilities	(563)	5,585
Increase / (Decrease) in contingencies	(1,878)	(1,003)
Increase / (Decrease) in related party liabilities	(409)	(9,497)
Increase / (Decrease) in deferred revenue	(18)	(928)
Net cash flows provided by / (used in) operating activities	25,587	(26,710)
Cash flows from investing activities
Payments for acquired business, net of cash acquired	4,254	–
Acquisition of property and equipment	(2,158)	(1,129)
Increase of intangible assets including internal-use software and website development	(8,016)	(2,615)
(Increase) / Decrease in restricted cash and cash equivalents	–	–
Net cash (used in) /provided by investing activities	(5,920)	(3,744)
Cash flows from financing activities
Increase / (Decrease) in loans and other financial liabilities	79	7,640
Capital contributions	–	136
Lease obligations	(105)	–
Treasury Stock	(39,299)	(15,796)
Net cash (used in) / provided by financing activities	(39,325)	(8,020)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,466)	1,662
Net increase / (decrease) in cash, cash equivalents and restricted cash	(22,124)	(36,812)
Cash, cash equivalents and restricted cash as of beginning of the period	322,233	413,506
Cash, cash equivalents and restricted cash as of end of the period	300,109	376,694

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is defined as net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization and share-based compensation expense.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

Reconciliation of this non-GAAP financial measure to the most comparable U.S. GAAP financial measures can be found in the tables included in this quarterly earnings release.

The Company believes that reconciliation of FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provide useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2018 and applying them to the corresponding months in 2019, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate local currency inflation or devaluations.

The following table sets forth the FX neutral measures related to our reported results of the operations for the three-month period ended September 30, 2019:

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
3Q19 vs. 3Q18 - As Reported

	Argentina			Brazil			Rest of Latin America			Total
	3Q19	3Q18	% Chg.	3Q19	3Q18	% Chg.	3Q19	3Q18	% Chg.	3Q19	3Q18	% Chg.
Transactions ('000)	551	572	(3.6%)	1,070	1,041	2.8%	1,102	984	12.0%	2,723	2,596	5%
Gross Bookings	232	262	(11.4%)	468	407.90	14.6%	478	422.80	13.1%	1,178	1,092	8%
ASP ($)	421	458	(8.0%)	437	392	11.4%	434	430	1.1%	433	421	3%
Revenues										132	121	9%
Gross Profit										89	85	6%
3Q19 vs. 3Q18 - FX Neutral Basis

	Argentina			Brazil			Rest of Latin America			Total
	3Q19	3Q18	% Chg.	3Q19	3Q18	% Chg.	3Q19	3Q18	% Chg.	3Q19	3Q18	% Chg.
Transactions ('000)	551	572	(3.6%)	1,070	1,041	2.8%	1,102	984	12.0%	2,723	2,596	4.9%
Gross Bookings	384	262	47.0%	487	408	19.4%	510	423	20.6%	1,381	1,092	26%
ASP ($)	698	458	52.5%	455	392	16.1%	463	430	7.7%	507	421	21%
Revenues										145	122	19%
Gross Profit										92	85	9%

Contacts

IR
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Juan Pablo Alvarado
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: November 7, 2019